Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Voting Rights Announcement

Voting rights according to article 40 para. 1 WpHG

Leverkusen, Germany (pta030/22.02.2018/15:30) - Release of Voting Rights Announcement

Notification of Major Holdings

1. Details of issuer:
Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany

2. Reason for notification:
Change of Total Voting Rights

3. Details of person subject to the notification obligation
Name: Maruho Co., Ltd.
City and country of registered office: Osaka 531-0071, Japan

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3
Maruho Deutschland GmbH

5. Date on which threshold was crossed or reached
19.02.2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	14.60	5.88	20.48	44,245,862
Previous notification	20,48	6,77	23,59

7. Notified details of the resulting situation

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute direct (Sec. 33 WpHG)	absolute indirect (Sec. 34 WpHG)	in % direct (Sec. 33 WpHG)	in % indirect (Sec. 34 WpHG)
DE0006046113	0	6,461,843	0.00	14.60
Total:		6,461,843		14.6

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
Entitlement to the retransfer of shares under a share loan agreement			2,600,966	5.88
Total:			2,600,966	5.88

b.2 Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
Total:

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights if 3% or higher	% of voting rights through instruments if 5% or higher	Total of both if 5% or higher
Maruho Co., Ltd.
Maruho Deutschland GmbH	14.60	5.88	20.48

9. In case of proxy voting according to § 34 para. 3 WpHG

Date of general meeting: N/A

10. Other useful information

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor & public relations
phone: +49 (0) 214 87 63 20
e-mail: press@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq, USA